CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

MDS Inc.

January 31, 2003

[Incorporated under the Canada Business Corporations Act]

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

As at January 31 with comparatives at October 31 [millions of Canadian dollars]	2003	2002

ASSETS
Current
Cash and cash equivalents	$212	$194
Accounts receivable	297	328
Inventories	168	153
Income taxes recoverable	12	21
Prepaid expenses	33	25
	722	721
Capital assets	744	740
Future tax assets	29	35
Long-term investments and other [note 2]	286	267
Goodwill	780	779
Total assets	$2,561	$2,542

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness	$9	$10
Accounts payable and accrued liabilities	281	317
Deferred income	65	63
Income taxes payable	11	17
Current portion of long-term debt	10	13
	376	420
Long-term debt [note 3]	637	602
Deferred income and other	54	59
Future tax liabilities	48	51
Minority interest	66	56
	1,181	1,188

Shareholders' equity
Share capital [note 4]	806	805
Retained earnings	566	543
Cumulative translation adjustment	8	6
	1,380	1,354
Total liabilities and shareholders' equity	$2,561	$2,542

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended January 31,
[millions of Canadian dollars, except per share amounts.]	2003	2002

Net Revenues	$440	$418
Direct costs	(279)	(278)
Other operating costs	(94)	(82)
Depreciation and amortization	(20)	(21)
Equity earnings and investment gains	2	3
Operating income	49	40
Interest expense	(8)	(4)
Dividend and interest income	3	2
Minority interest	(1)	-
Income before income taxes	43	38

Income taxes	(19)	(20)
Net income	$24	$18

Earnings per share [note 4]
Basic	$0.17	$0.13
Diluted	$0.17	$0.13

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)

	Three months ended January 31,
[millions of Canadian dollars]	2003	2002

Retained earnings, beginning of period	$543	$457

Net income	24	18
Repurchase of shares and options	(1)	(1)

Retained earnings, end of period	$566	$474

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

[millions of Canadian dollars]	2003	2002
	Three months ended January 31,
Operating activities
Net income	$24	$18
Items not affecting current cash flow [note 6]	21	19
Cash flow from operations	45	37
Changes in non-cash working capital balances relating to operations [note 6]	(19)	(10)
	26	27
Investing activities
Purchase of capital assets	(24)	(25)
Other	(19)	(39)
	(43)	(64)
Financing activities
Long-term debt issued	565	65
Long-term debt repayments	(519)	-
Decrease in deferred income and other	(5)	(4)
Issuance of shares	1	2
Repurchase of shares and options	-	(1)
Minority interest distributions	(3)	(3)
Cash effects of translation of foreign subsidiaries	(3)	2

	36	61
Increase in cash position during the period	19	24
Cash position, beginning of period	184	171
Cash position, end of period	$203	$195

Cash position comprises cash and cash equivalents less bank indebtedness

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of Canadian dollars, except where noted]

January 31, 2003

1. ACCOUNTING POLICIES

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2002, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

  LONG-TERM INVESTMENTS

The Company's share of earnings of significantly influenced companies and partnerships, included in operating income for the period was $2 million [2002 - $2].

  LONG-TERM DEBT

The Company issued US$311 million during the quarter in the private debt market. The debt is structured as a series of notes payable, bearing fixed interest at rates between 5.15% and 6.19% and terms between five and twelve years. Proceeds of the offering were used to repay existing facilities.

During the quarter, MDS Proteomics announced a five-year agreement with Cephalon Inc. an international biopharmaceutical company. MDS Proteomics will receive payments upon the successful achievement of specified milestones and will receive royalties on sales of products resulting from the collaboration. As part of the agreement, Cephalon purchased from MDS Proteomics a US$30 million 5 percent convertible note due in 2010. The note is convertible into MDS Proteomics' Common shares on completion of an initial public offering at an initial conversion price of US$22 per share, subject to adjustment if MDS Proteomics sells Common shares at a lower price. Due to the conversion feature of this note, $11 million of the note's nominal value is reflected in minority interest.

4. EARNINGS PER SHARE

(a)

	Three months to January 31,
(number of shares in millions)	2003	2002

Net income available to Common shareholders	$24	$18

Weighted average number of Common shares outstanding - basic	141	140
Impact of stock options assumed exercised	2	2
Weighted average number of Common shares outstanding - diluted	143	142

Basic earnings per share is calculated by dividing the net earnings by the weighted average number of Common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

(b) Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments". The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on assumptions consistent with those disclosed in the Company's annual financial statements for the year ended October 31, 2002.

Options granted during the quarter were approximately 1,328,500 (2002 -- 1,668,500) with a fair value of $8.9 million (2002 - $9.9). The weighted average fair value of options granted during the first quarter of 2003 is estimated at $6.70 per Common share (2002 -- $5.91). For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months ended January 31,
		2003		2002

Pro forma net income available to Common shareholders		$23		$17
Earnings per share - basic - diluted	$ $	0.16 0.16	$ $	0.12 0.12

5. GUARANTEES

During the quarter, the Company undertook to guarantee a $20 million bank loan on behalf of an investee, Hemosol Inc. (the "Borrower"), in exchange for warrants in the Borrower. This loan is secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee, MDS will be subrogated to and take an assignment of the rights and remedies of the bank under the loan.

In consideration for providing the guarantee, MDS will receive 5 million warrants to purchase Common shares of the Borrower, which are immediately exercisable at a price of $1 per share. The Borrower may extend the term of the loan beyond 15 months to a maximum of 30 months. For each month beyond the initial 15-month term of the loan, MDS will be entitled to receive warrants entitling it to purchase an additional 333,333 Common shares at price to be determined based on market value, to a maximum of an additional 5 million shares. If the Borrower wishes to extend the loan beyond 18 months, regulatory approval will be required for the additional warrants to be issued to MDS.

Other guarantees for which we are contractually obligated to make payments in the event of a default by a third party or due to our inability to meet certain performance criteria are approximately $13 million as of January 31, 2003.

6. SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash items affecting net income comprise:

	Three Months to January 31,
	2003	2002

Depreciation and amortization	$20	$21
Minority interest	1	-
Future income taxes	2	(2)
Equity earnings (net of distribution)	(2)	-
	$21	$19

Changes in non-cash working capital balances relating to operations include:

	Three Months to January 31,
	2003	2002

Accounts receivable	$31	$11
Inventories	(15)	(1)
Accounts payable and deferred income	(36)	(24)
Income taxes	3	9
Foreign exchange and other	(2)	(5)
	$(19)	$(10)

7. SEGMENTED INFORMATION

	Three Months ended				Three Months ended
	January 31, 2003				January 31, 2002
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total

Net revenues	$263	$177	$-	$440	$240	$177	$1	$418

Operating income	47	12	(10)	49	42	11	(13)	40

Revenues by products and services:
Medical isotopes				78				78
Analytical equipment				65				46
Pharmaceutical research services				120				116
Clinical laboratory services				134				122
Distribution and other				43				55
Proteomics				-				1
Total assets at January 31	$1,920	$430	$211	$2,561	$1,829	$454	$177	$2,460